Exhibit 99.3

BRENMILLER ENERGY LTD. ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: May 9, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-elect Mr. Avraham Brenmiller as a director of the Company until the next general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To re-elect Mr. Doron Brenmiller as a director of the Company until the next general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To re-elect Mr. Nir Brenmiller as a director of the Company until the next general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To re-elect Mr. Ziv Dekel as a director of the Company until the next general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve exchanging certain percentage of the basic twelve (12) months salaries with equity-based compensation to the each of Mr. Avraham Brenmiller, Mr. Doron Brenmiller and Mr. Nir Brenmiller, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?*.

*If you do not indicate a response YES for this item 6.a., your shares will not be voted for Proposal 6.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.

7.	To approve the Discretionary Bonus for Mr. Nir Brenmiller, the Company’s COO, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7?*.

*If you do not indicate a response YES for this item 7.a., your shares will not be voted for Proposal 7.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7.

8.	To approve the Discretionary Bonus for Mr. Doron Brenmiller, the Company’s CBO, as set forth in this proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 8?*.

*If you do not indicate a response YES for this item 8.a., your shares will not be voted for Proposal 8.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 8.

9.	To approve the extension of the Dual Office of Mr. Avraham Brenmiller as the company Chief Executive Officer and Chairman of the Board of Directors, as set forth in this proxy statement.

9.a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 9?*.

*If you do not indicate a response YES for this item 9.a., your shares will not be voted for Proposal 9.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 9.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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